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                             December 6, 2023

       Kevin Cottrell
       Chief Executive Officer of Terra Mint Group, Corp.
       Neptune REM, LLC
       30 N. Gould St. Suite R
       Sheridan, WY 82801

                                                        Re: Neptune REM, LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed November 9,
2023
                                                            File No. 024-12356

       Dear Kevin Cottrell:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A filed November 9, 2023

       General

   1.                                                   We note the disclosure
of page 27 that the    termination of an offering for a Series will
                                                        occur on the earliest
to occur of (i) the date subscriptions for the maximum number of
                                                        Series Interests
offered for a Series have been accepted or (ii) a date determined by our
                                                        Managing Member in its
sole discretion.    We also note that you reserve the right to reject
                                                        any subscriptions, in
whole or in part, for any reason. We also note your disclosure on
                                                        page 29 that,    The
company has the right to refuse to sell the Series Interests to any prospective investor or
for any reason in its sole discretion     in the company   s sole
                                                        discretion, it may
establish a limit on the purchase of Series Interests by particular prospective investors.
  As it appears that you have an undetermined time to process subscription requests
and can reject or delay a subscription for any reason, please provide us your detailed
analysis as to whether your offering should be considered to be a delayed offering and not a
continuous offering within the meaning of Rule 251(d)(3)(i)(F) of
                                                        Regulation A. For
example, if multiple persons subscribe at the same time, your current disclosure appears to
indicate that you have the ability to accept the subscription and
 Kevin Cottrell
FirstName LastNameKevin   Cottrell
Neptune REM,   LLC
Comapany6,
December  NameNeptune
             2023        REM, LLC
December
Page 2    6, 2023 Page 2
FirstName LastName
         deliver shares to one purchaser and delay acceptance and delivery of shares to another.
2. We note your disclosure that the company may undertake one or more closings on a rolling basis. As applicable, please revise to clarify when an initial closing will take place and when any subsequent closing following such initial closing will take place. Please also revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.
3. We note that in Item 4 in Part I of Form 1-A, you have indicated that you do not intend this offering to last more than one year. Please reconcile your disclosure in Item 4 in Part I with your disclosure in the Offering Circular in the second paragraph on page 2, and elsewhere, that the offering may last more than one year.
Risk Factors
Risks Related to the Offering
An investment in the Interests is highly illiquid., page 23

4. Please reconcile the disclosure here, and elsewhere in the Offering Statement, stating that the Series Interests are highly illiquid and that there is no public trading market for the
         Series Interests, with the RealBricks website (at https://www.realbricks.com) advertising
         the secondary market for shares in numerous places such as    Sell
your shares whenever
         you want   ,    Our secondary market lets you trade your shares just
like a blue chip stock.   ,
            Sell your shares for cash whenever you want   ,    Unprecedented
liquidity   ,    Exploring
         Secondary Markets in Real Estate    and    Secondary Market opening
soon   . We may have
         further comment.

Forum Selection Provision, page 30

5. We note the disclosure, on page 30, that the subscription agreement includes forum selection provisions that exclude any claims under the federal securities laws.
         Additionally, we note in the section    Jury Trial Waiver   , on page
30, that the subscription
         agreement includes jury trial waiver provisions that exclude any claims under the federal securities laws. Additionally, your risk factor disclosure indicates that both the operating agreement and subscription agreement include forum selection and jury trial waiver provisions that exclude any claims under the federal securities laws, as noted on pages 24 and 25. Finally, we note that Section 15.08 of the Operating Agreement of Neptune REM,
         LLC (Exhibit 2.2) includes forum selection and jury trial waiver provisions that include matters arising under the federal securities laws. Please revise to address these inconsistencies.
Security Ownership of Management and Certain Security Holders, page 52

6. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the managing member.
 Kevin Cottrell
FirstName LastNameKevin   Cottrell
Neptune REM,   LLC
Comapany6,
December  NameNeptune
             2023        REM, LLC
December
Page 3    6, 2023 Page 3
FirstName LastName
7.       Please revise to address the beneficial ownership of Neptune REM LLC.
8. We do not understand your presentation of the beneficial ownership table on page 52.
         Why does the table reflect    Number of shares to be owned   ? We also
don   t understand
         your statement about    At the closing of the Cedar Ridge Series, the
Dalmore Series, the
         Templeton Series and the Woody Creek Series Offerings.    Finally, we
note the statement
            The table below shows the Series Interests owned by our Managing Member as of March
         20, 2023, the date of designation of the respective series.    The
beneficial ownership table
         needs to reflect the beneficial ownership as of the most recent practicably date. See Item
         12(a) in Part II of Form 1-A. Also advise us why the Manager currently owns the noted
         Series Interests. We may have further comment.
Forum Selection Provisions, page 59

9.       We note your statement that    [t]he company   s Operating Agreement
includes a forum
         selection provision that requires any suit, action, or proceeding based on any matter arising out of or in connection with the Operating Agreement excluding matters arising
         under the federal securities laws, be brought in state or federal court of competent
         jurisdiction located within the State of Wyoming.    We also note that
the company   s
         Operating Agreement (Exhibit 2.2     Operating Agreement of Neptune
REM, LLC) in
         Section 15.08(a) states that    This Agreement and the rights of the
parties shall be
         governed by and construed in accordance with the laws of the State of Delaware.
         Additionally, the subscription agreements, in Section 6, also indicate that the agreements shall be governed by the laws of the State of Delaware. Please revise to reconcile the inconsistency referring to the State of Wyoming.




        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Kevin Cottrell
Neptune REM, LLC
December 6, 2023
Page 4

       Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356
with any other questions.



                                                        Sincerely,
FirstName LastNameKevin Cottrell
                                                        Division of Corporation
Finance
Comapany NameNeptune REM, LLC
                                                        Office of Real Estate &
Construction
December 6, 2023 Page 4
cc:       Jill Wallach
FirstName LastName